Exhibit 12

SPRINGLEAF FINANCE, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in thousands)	Successor Company	Predecessor Company	Successor Company	Predecessor Company
	Three Months Ended June 30, 2011	Three Months Ended June 30, 2010	Six Months Ended June 30, 2011	Six Months Ended June 30, 2010

Earnings:
Loss before benefit from income taxes	$(99,655)	$(14,884)	$(183,294)	$(59,744)
Interest expense	346,292	269,979	699,844	535,807
Implicit interest in rents	3,040	4,038	6,475	7,746

Total earnings	$249,677	$259,133	$523,025	$483,809

Fixed charges:
Interest expense	$346,292	$269,979	$699,844	$535,807
Implicit interest in rents	3,040	4,038	6,475	7,746

Total fixed charges	$349,332	$274,017	$706,319	$543,553

Ratio of earnings to fixed charges*	0.71	0.95	0.74	0.89

*	Earnings did not cover total fixed charges by $99.7 million for the three months ended June 30, 2011 and $183.3 million for the six months ended June 30, 2011. Earnings did not cover total fixed charges by $14.9 million for the three months ended June 30, 2010 and $59.7 million for the six months ended June 30, 2010.

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